NYSE
AN ICE EXCHANGE

December 3, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of New America Acquisition I Corp., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant
- Class A common stock, par value $0.0001 per share
- Warrants included as part of the units, each whole warrant exercisable to purchase one share of Class A common stock at an exercise price of $11.50

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com